Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of SUPERBAC PubCo Holdings Inc. on Amendment No. 3 to the Form F-4 of our report dated March 29, 2022, except for the restatements disclosed in Note 2 and Note 6, as which the date is September 8, 2022, with respect to our audit of the restated financial statements of XPAC Acquisition Corp. as of December 31, 2021, and for the period from March 11, 2021 (inception) through December 31, 2021, which includes an explanatory paragraph as to the ability of XPAC Acquisition Corp. to continue as a going concern, which report appears in the proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such proxy statement/prospectus.

/s/ Marcum LLP

Marcum LLP

San Francisco, CA

February 8, 2023